UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Publication of Shelf Prospectus in Israel

Ellomay Capital Ltd. (the “Company”), today announced that it has filed a shelf prospectus (the “Shelf Prospectus”) with the Israel Securities Authority (the “ISA”) and the Tel Aviv Stock Exchange.

The Shelf Prospectus replaces the prior shelf prospectus, filed in October 2020, which has expired. The Shelf Prospectus is effective for a period of two years (and could be extended by the ISA for an additional year, subject to certain conditions), and allows the Company to raise funds from time to time through the offering and sale, in Israel, of various securities, including debt and equity, at the discretion of the Company. Any offering of these securities will be made pursuant to a shelf offering report that will describe the terms of the securities being offered and the specific details of the offering.

The Company has not yet made any decision as to any offering of any securities, nor as to the scope, terms or timing of any offering, and there is no certainty that any such offering will take place.

Securities offered pursuant to the Shelf Prospectus (to the extent offered), will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation S promulgated under the Securities Act), absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act. Any offering of securities pursuant to the Shelf Prospectus and any shelf offering report, if made, will be made only in Israel, unless provided otherwise in the shelf offering report, subject to registration or exemption as aforementioned.

Updates concerning Dorad Energy Ltd.

The Shelf Prospectus published in Israel includes the following updates concerning Dorad Energy Ltd. (“Dorad”), in which the Company indirectly holds 9.375%:

Publication of Hearing by Israeli Electricity Authority

On July 1, 2024, the arrangement with certain private manufacturers of electricity in Israel, including Dorad, described under “Market Model for Private Manufacturers on the Transmission Grid,” in Item 4.B of the Company’s annual report for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 18, 2024, became effective.

On August 29, 2024, the CEO of Noga – Electricity System Management Ltd., which is the company managing the Israeli national electricity system (the “System Manager”), sent an urgent letter to Israeli electricity manufacturers who operate based on the market model, including Dorad, containing a warning about the System Manager’s concern with respect to the conduct of manufacturers that, allegedly, raises a concern of price bias in the electricity sector and/or payment bias of the System Manager’s payments and/or exploitation of market power. The letter explained that commencing the date of the application of the market model to private production in the electricity sector on July 1, 2024, the System Manager identifies conduct that raises the concern of such actions, through a dramatic change in the price offers received by the System Manager compared to the period prior to the application of the market model, and abuse of the situation of low reserves and high demand in the electricity sector. The letter claims that these price offers allegedly cause an increase in the market price (System Marginal Price (SMP)) and an abnormal increase in the payments made to the manufacturer. In this way, the price offers can increase the payments that suppliers without means of production are forced to pay for the energy purchased from the System Manager in the wholesale market, as well as the electricity prices for the final consumer. This, according to the concern raised in the letter, in a manner that amounts to conduct that is not in accordance with the law and the Rules of the Electricity Sector (Benchmarks for the Level, Nature and Quality of the Service Provided by an Essential Service Provider), 2018. Considering the above, the letter from the System Manager stated that it intends to examine ways to prevent the aforementioned phenomena, including in accordance with the provisions of Standard 106G of the electricity sector standards, such as not making payments.

On August 31, 2024, Dorad responded to the letter received from the System Manager, fully rejecting any implication from the letter suggesting that its actions could raise even the slightest concern of harming competition, noting that considering Dorad’s small market share, it is clear that it cannot abuse its position, and that it will continue to operate in full compliance with the guidelines and procedures established by it to prevent any violations of the law.

On September 4, 2024, the Israeli Electricity Authority published a hearing in connection with a proposed resolution regarding setting a rate for the supplementary rates for manufacturers connected or integrated into the transmission network that participate in the central loading scheme. According to the proposed resolution, at this stage, a cap will be set for the price offers submitted by the electricity manufacturers on which payment of manufacturer protection rates (out-of-order loading and supplementary rate) to the manufacturers is based (the “Proposed Supervision”). According to the Proposed Supervision, a manufacturer who is entitled to a payment for out-of-order loading or a supplementary rate, will be entitled to an amount that will be calculated according to the lower of his price offer and a rate set by the Israeli Electricity Authority, set forth in Exhibit A of the proposed resolution. The proposed resolution further provides that responses to the hearing will be given until November 17, 2024 and that the resolution will apply retroactively from the date of publication of the hearing.

Dorad’s position in response to the hearing, which was submitted to the Israeli Electricity Authority, is that the proposed resolution contradicts the undertakings of the Israeli Electricity Authority towards Dorad as part of the tariff approval granted to Dorad in 2011, and unlawfully harms Dorad’s legitimate and protected reliance on the approval of the tariff, which is valid for 20 years from the date of Dorad’s permanent license. In addition, Dorad’s position is that the approval of the tariff established a maximum natural gas energy tariff to which Dorad is entitled out of the variable available capacity, which is intended to serve as a “safety net” and as a basis for Dorad’s and its financing entities’ financial model. Dorad further claims in its response that the Israeli Electricity Authority’s undertakings included in the tariff approval, which were recognized by the Israeli Electricity Authority as fundamental undertakings that can only be deviated from under certain conditions (that are not met at the hearing), have remained in place since the approval of the tariff until now under the various regulatory arrangements introduced in the electricity sector, including the market model arrangement. Dorad’s position is that the proposed resolution involves an invalid retroactive application, contrary to the law and Dorad asked the Israeli Electricity Authority to specifically clarify that if the proposed resolution will be approved in any manner or content, it will not apply to Dorad and/or will not impact the validity and applicability of Dorad’s tariff approval.

Due to the publication of the hearing and its potential retroactive effect, and as in the event the proposed resolution is adopted as published such adoption will have a material effect on Dorad’s results, Dorad implemented the proposed resolution and reduced its recorded revenues, and consequently its profit, for the period commending September 4, 2024 based on the terms of the proposed resolution.

The Company cannot currently estimate the results of the hearing process, and the Israeli Electricity Authority may adopt the proposed resolution as published, adopt a revised resolution or decide not to adopt the proposed resolution. However, the Company believes that the impact of the hearing on Dorad will not be material to the Company due to Dorad’s ability to choose between the central loading format and the market model and because the resolution proposed at the hearing will only apply to the energy surplus that will not be sold to Dorad’s private customers and is offered to the System Manager based on availability.

Distribution of Dividends

On September 2, 2024, Dorad’s board of directors decided to distribute a dividend in the aggregate amount of NIS 50 million and such dividend was distributed during September 2024. In connection with such dividend distribution, Ellomay Luzon Energy Infrastructures Ltd., in which the Company holds 50%, received an amount of approximately NIS 9.4 million. On November 25, 2024, Dorad’s board of directors decided to distribute an additional dividend in the aggregate amount of NIS 75 million.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, continued war and hostilities and political and economic conditions generally in Israel, regulatory changes, the decisions of the Israeli Electricity Authority concerning the hearing and in general, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad, competition, changes in the supply and prices of resources required for the operation of the Dorad’s facilities and in the price of oil and electricity, changes in the Israeli CPI, changes in interest rates, seasonality, failure to obtain financing for the expansion of Dorad and other risks applicable to projects under development and construction, and other risks applicable to projects under development and construction, in addition to other risks and uncertainties associated with the Company’s and Dorad’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Kalia Rubenbach
Kalia Rubenbach
Chief Financial Officer

Dated: November 27, 2024

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